Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Norfolk Southern Corporation (Commission File No. 001-8339)

No Offer or Solicitation

This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. This communication relates to a proposed business combination between Canadian Pacific Railway Limited (“CP”) and Norfolk Southern Corporation (“NS”).

Important Information For Investors And Shareholders

Subject to future developments, additional documents regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

Participants in Solicitation

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.

Forward Looking Statement

This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

***

The following are presentation materials provided for an investor conference call held on December 8, 2015:

CP’S VALUE PROPOSITION
DECEMBER 8, 2015
CP

FORWARD LOOKING STATEMENTS
This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to Canadian Pacific Railway Limited’s (“CP”) proposal to Norfolk Southern Corporation (“NS”) regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.
Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.
These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

CP

ADDITIONAL IMPORTANT INFORMATION
This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. This communication relates to a proposed business combination between CP and NS.
Subject to future developments, additional documents regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.
CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.
3
CP

NOTE ON NON GAAP MEASURES
Except where noted, all figures are in millions of Canadian dollars.
Financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), unless otherwise noted.
CP presents non-GAAP earnings information in this presentation to provide a basis for evaluating underlying earnings trends that can be compared with the prior period’s results.
It should be noted that CP’s non-GAAP earnings as described in this presentation, have no standardized meanings and are not defined by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.
For further information regarding non-GAAP measures see the Non-GAAP Measures section of CP’s Annual Report or visit our website at www.cpr.ca.
T denotes Target, E denotes Estimate.
4
CP

E. HUNTER HARRISON
CHIEF EXECUTIVE OFFICER
CP
8957 8957
CP

MARK ERCEG
EVP & CHIEF FINANCIAL OFFICER
CP

CP’S REVISED OFFER
Initial Offer
0.348 shares in new company
US$46.72 in cash on Dec 31, 2017
Merger closing upon STB approval Dec 31, 2017
59% premium to unaffected price of $79.14
New Offer
0.451 shares in new company
US$32.86 in cash in May 2016
Closing into trust in May 2016
77% premium to unaffected price of $79.14
Immediate cash on closing more than 18 months before STB merger approval
Substantially greater NS shareholder ownership of new company
72% of operating efficiencies not contingent on STB merger approval
7
CP

SUBSTANTIAL VALUE CREATION
US$1.8B
Support
functions $270M
Revenue
$225M
Workforce
productivity $550M
Fuel
$100M
Train productivity
$230M
Locomotive
productivity $380M
PRE-MERGER OPERATIONAL IMPROVEMENTS (72%)
Commencing upon trust approval:
Fuel efficiency improvement
Velocity improvement
Improved asset utilization
Yard and terminal optimization
Workforce management (leveraging attrition)
War on bureaucracy
POST-MERGER COMBINATION SYNERGIES (28%)
Commencing upon final STB approval:
Extended reach and longer length of haul
Market share gains with improved service
Interline efficiencies
ADDITIONAL SOURCES OF VALUE CREATION
Effective tax rate below 30%
Cash tax savings of ~$200M annually
Asset monetization opportunities
Real estate monetization
8
CP

MORE DIVERSIFIED BOOK OF BUSINESS
Canadian Pacific
Crude, 7%
Automotive, 6%
Chemicals, 19%
Metals/construction 11%
Paper/clay/forest 3%
Intermodal 21%
Coal - Metallurgical 9%
Coal - Thermal 1%
Agriculture / Consumer 23%
Total = US$5B
+
Norfolk Southern
Crude, 6%
Automotive, 9%
Chemicals, 10%
Metals/construction 13%
Paper/clay/forest 7%
Intermodal 22%
Coal - Metallurgical 5%
Coal - Thermal 15%
Agriculture / Consumer 13%
Total = US$9.6B
=
Combined Company
Crude, 7%
Automotive, 8%
Chemicals, 12%
Metals/construction 12%
Paper/clay/forest 6%
Intermodal 22%
Coal - Metallurgical 6%
Coal - Thermal 11%
Agriculture / Consumer 16%
Total = US$14.6B
9 Source: Company filings
Notes: Revenue is 2014A assuming a 2014 average exchange rate of 1 USD = 1.10 CAD
CP

RAPID DELEVERAGING FROM STRONG FREE CASH FLOW GENERATION
Total adj1. debt (US$B)
$27 $25 $24 $21 $19 $17
5/1/2016 2016 2017 2018 2019 2020
PF BITDA (US$B)
$6.7 $7.4 $8.3 $9.2 $9.9 $10.4
PF leverage1
4.0x 3.4x 2.8x 2.3x 1.9x 1.6x
5/1/2016 2016 2017 2018 2019 2020
At trust closure, CP-NS would have BBB/Baa expected rating rising to BBB+/Baa+ by 2017
10 Note: Metrics shown assume consolidated leverage and EBITDA post-trust close and post-merger; Assumes the Pre-Merger Operational Improvements of US$1,260mm phased in 17%, 42%, 67%, 92% and 100% in ’16, ’17, ’18, ’19 and ’20 respectively based on May 1, 2016 trust entry with the Post-Merger Combination Synergies of US$495mm having the same 4-year phase-in post-close; 1 Moody’s adjusted

PAUL GUTHRIE
SPECIAL COUNSEL TO THE CEO
CP

STB CRITERIA FOR VOTING TRUST APPROVAL
1) Insulation from unlawful control violation
Independent trustee would be appointed to oversee either CP or NS while in trust
Whether CP or NS is in trust, Mr. Harrison will be CEO of NS and sever all economic and other ties to CP including stock and pension
2) “Consistent with public interest”
The public benefits from improved operational efficiency, asset utilization, service, economic efficiency, fuel consumption and competition
If the transaction is ultimately rejected by the STB and either CP or NS must be divested, operational improvements will have materially increased the value of NS benefiting all shareholders
[A]pplicants … contemplating the use of a voting trust must explain how the trust would insulate them from an unlawful control violation and why their proposed use of the trust … would be consistent with the public interest.” – 49 CFR 1180.4 (b) (4) (iv)
STB decision on voting trust after “brief comment period” is expected to be 2 to 3 months following formal petition
12
CP

STB TRUST APPROVAL
Registration Statement declared effective & Joint Proxy Statement/Prospectus mailed to stockholders
Shareholder votes at special meetings to approve merger1
Close into Trust2:
Provide shareholders with shares in New Public Company & cash
New Public Company starts trading on TSX & NYSE
January 1, 2016
Mid-March 2016
Mid-April 2016
May 2016
Sign merger agreement & petition for Voting Trust
STB approves Voting Trust3
13
1 Approximately 3.5 months after merger agreement signed; 2 Three to five business days after final closing condition satisfied; 3 STB approval of Voting Trust could be obtained as early as two months following submission of petition
CP

STB MERGER APPROVAL TIMELINE
Timeline assumes the maximum time allowed by law for final STB Approval
File merger Application
application accepted
January 1, 2016
May 1, 2016
June 1, 2016
June 1, 2017
September 1, 2017
October 1, 2017
File Notice of Intent
Evidentiary period up to 12 months
Decision up to 90 days
Effective date 30 days after decision
14
CP

VOTING TRUST PRECEDENT
The CN-IC Example (1999)
Hunter Harrison resigned from IC and joined CN as COO
IC held in voting trust pending STB approval
Operational improvements began upon Mr. Harrison’s arrival
Transaction approved; trust dissolved
Five-year oversight period shortened due to successful integration
G&W-RailAmerica (2012)
G&W named R. Lawrence McCaffrey as trustee for RailAmerica
McCaffrey’s independence challenged based on prior business relationship with G&W
The STB rejected the challenge to McCaffrey’s independence because the business relationship ended in 2011
The challenge was filed August 24 and the Board decision issued September 14
15
CP

EXCEEDING THE PUBLIC INTEREST STANDARD FOR MERGERS
“…substantial and
demonstrable gains in
important public benefits”
- 49 CFR 1180.1 (a) –(c)
Service and safety improvements
Efficient, reliable single-line service
Eases Chicago congestion
Substantial economic and environmental benefits
Increases equipment utilization
Reduces fuel consumption
Streamline facilities
Creates capacity through efficiencies, not new construction
Reduces highway congestion
Enhanced competition
“assure[s] a balance in favor of the public interest”
- 49 CFR 1180.1 (a)-(c)
Creates stronger railroad better positioned to compete
Opens new competitive opportunities
Proposed access model would introduce meaningful competition
16
CP

JAMES CLEMENTS
VP STATEGIC PLANNING AND TRANSPORTATION SERVICES
CP

ENHANCED COMPETITION: BOTTLENECK PRICING
In order to provide alternatives to shippers and secure regulatory approval:
CP will not use the “bottleneck approach” when quoting rates and will instead quote rates to which gateway the shipper requests
oBottleneck pricing allows an originating railroad to only quote a rate from A to C
The originating railroad is under no obligation to provide a rate from A to B
oTo ensure competition is enhanced going forward, CP would provide a rate to either connection point B or C
Source: Adapted from U.S. General Accounting Office
18

In order to provide alternatives to shippers and enhance competition:
CP will allow another railroad access to CP served shippers in terminal areas when service is not adequate and/or rates are non-competitive
ENHANCED COMPETITION: MODIFIED TERMINAL ACCESS Source: Adapted from U.S. General Accounting Office
oIn order to serve ABC Company, a train from Railroad 2 could access CP rail at connection point A and then take the traffic back to connection A to move on their rail network at a predetermined rate.
19

NS HAS SAID….
“CP’s operating model would drive away serviceoriented,
truck-competitive traffic …“
“the proposed transaction would cause more,
not less rail traffic for Chicago”
“open access would adversely impact NS”
“Canadian Pacific’s plan here is to really
cut to the bone on costs”
“the proposed merger is a poor combination … would not
enhance NS’ geographic reach to areas of freight growth”
21 …but the facts just don’t support these statements

1,104 1,148
1,236
1,449 ~1,500
2011 2012 2013 2014 2015E
Capital Expenditures
(C$, millions)
-724
93 530
725
>900
2011 2012 2013 2014 YTD
Free Cash(1)
(C$, millions)
C$1.6B turnaround
81.3
77.0
69.9
64.7
~61
2011 2012 2013 2014 2015E
Adjusted Operating Ratio(1)
(percent)
A PROVEN MODEL WITH SUSTAINABLE RESULTS
2,000 bp reduction Increased by nearly $400M/yr
1.88
1.69
1.80
1.26
1.36
2011 2012 2013 2014 YTD
Train Accident Frequency
(Accidents per million train-miles)
Industry leading
Low cost
Better service
Safer railroad
Sustainable model
(1) Adjusted operating ratio and free cash are Non-GAAP measures. For a full description and reconciliation of Non-GAAP
Measures see CP’s Annual Report on www.cpr.ca

THE CHICAGO OPPORTUNITY
Chicago handoffs reduced by:
Increased single-line transit moves
Lower dependency on Belt carriers
Alternate gateways for interchange
Re-routing around Chicago
Increased supply chain reliability for
existing customers
Frees up capacity for the industry in
capacity constrained corridor
23

An Investor Perspective
Pershing Square Capital Management, L.P.

Disclaimer
Forward Looking Statements
This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to Canadian Pacific Railway Limited’s (“CP”) proposal to Norfolk Southern Corporation (“NS”) regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.
Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labor disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.
These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, neither CP nor Pershing Square Capital Management, L.P. (“Pershing Square”) undertakes any obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

Disclaimer
Additional Important Information
This communication relates to a proposed business combination between CP and NS. The analyses and conclusions contained in this presentation with respect to NS are based on publicly available information. Pershing Square recognizes that there may be nonpublic information in the possession of NS or other companies discussed in this presentation that could lead others to disagree with the analyses, conclusions and opinions expressed herein. This presentation and the information contained herein are not investment advice. This presentation does not recommend the purchase, exchange or sale of any security nor is it intended to be, nor should it be construed as, an offer to sell or a solicitation to buy any securities. All investments involve risk, including the loss of principal.
Subject to future developments, additional documents regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP and/or Pershing Square with the SEC at the SEC’s website at www.sec.gov<http://www.sec.gov>. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.
CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.
Bill Ackman and Paul Hilal of Pershing Square serve as directors of CP. Pershing Square manages funds that are in the business of trading – buying and selling – securities and other financial instruments. It is possible that there will be developments in the future that cause Pershing Square to change its position regarding CP or any other companies mentioned. Pershing Square may buy, sell, cover or otherwise change the form of its investment in these companies, at any time, for any or no reason. Pershing Square hereby disclaims any duty to provide any updates or changes to the data, analyses, or opinions contained herein including, without limitation, the manner or type of any Pershing Square investment.

Norfolk Southern (“NS”) Shareholders Have Two
Fundamentally Different Paths Forward
Today Mid-2016 12/31/17 2018-2019
NS New Spinoff Standalone CP or Plan NS to Trust not share-Pursue approved holders merger No STB with CP
Trust HH CEO Approval approved of NS
STB Approval
1 NS share = $32.86 in cash and 0.451 CP-NS shares
Merger
1 CP share = closes;
1 CP-NS share CP & NS integrated

The CP Offer Creates Vastly More Value for Shareholders with Lower Risk



NORFOLK SOUTHERN
Unaffected Share Price: $79.14(1)
Pursue the New Standalone Plan
Merge with CP; trust closes; HH runs NS(3), Creel runs CP
No STB approval
CP & NS separate
CP
NS
STB approval
CP & NS merge
Fair Value per NS Share as of mid-2016(2)
$90/share ?
14% premium to unaffected; 1.7% discount to 12/7/15 close
$125/share
58% premium to unaffected
$140/share
77% premium to unaffected

Pursuing a merger with CP offers vastly superior value and lower risk to NS's New Standalone Plan, even if the merger is ultimately not approved

(1) Represents the 45-day VWAP of NS as of November 6, 2015, the last day before press reports about a potential merger with CP.
(2) Fair value as of when the trust closes in mid-2016.
(3) HH severs all ties with CP.

4

In Response to the CP Offer, NS Has Announced a New Plan to Improve Performance
In response to CP’s acquisition offer, NS management has initiated medium-term guidance that calls for a 65% OR by 2020
NS has not historically issued medium- or long-term guidance
Investors and analysts are understandably skeptical of the defensive guidance put forth by a new CEO:
“Norfolk’s Standalone Case Lacks Detail/Upside – While we credit
NS for diverging from its tradition of not issuing financial guidance, we think its OR and EPS growth targets lack the necessary detail or upside to convince shareholders that further overtures from CP would be worth ignoring.”
—Citi, December 4, 2015
5

Norfolk Southern’s Long-Term Track Record
Norfolk Southern’s operating ratio has stagnated in the low-70s% over the last decade, deteriorating from second best in the industry to last
Operating Ratio by Year
85%
CP NSC CNR CSX UNP BNSF
80% KSU 75% 70% 65% 60%
55%
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015E
Rank Amongst
#2 #2 #2 #3 #4 #5 #6 #6 #5 #7 Class I
Rails

NS New Standalone Plan Value of ~$90 per Share Only If the New Targets are Achieved
Even assuming NS can hit its new medium-term targets, the New
Standalone Plan yields a fair value of only ~$90 per share according to analyst estimates
“Based on our math, NS’ target for a sub-65% OR in 2020 was largely priced into valuation prior to CP’s proposal. Assuming 4% revenue growth, a 65% 2020 OR and further buyback activity of $750 million to $1 billion annually, we see 2020 EPS of roughly $9.
Assigning a 14x multiple and 10% discount rate implies a mid-$80s to mid-$90s valuation, in line with the current merger affected stock price and up modestly from the ~$80 price pre-offer.”
—Citi, December 4, 2015

The Substantial Majority of Value Creation from CP’s Offer is Not Conditioned on Merger Approval
The substantial majority of value creation is driven by management change, not corporate consolidation The Pre-Merger Operational Improvements will be achieved whether or not the merger is approved or consummated Potential for additional value creation from real estate and asset monetization is not included
Significant Post-Merger Combination Synergies will be achieved if the merger is approved
Estimated Operational Efficiencies (US$mm)
Tax savings; $1,755
Post-Merger Combination not included
Synergies—Revenue (EBIT Impact) in $1,755mm $225 $1,260 $270
Post-Merger Combination Synergies—Cost $1,260 $1,260
Pre-Merger Operational Improvements at NS under
No STB Approval STB Approval Hunter Harrison

Approval of the Merger Would Provide Substantial Benefits to the Public as Outlined by CP
NS claims that onerous conditions required by the STB would reduce the value of the stock consideration:
“Even if the proposed combination were ultimately to be cleared, it would be subject to a wide range of onerous conditions that would reduce the value of the stock consideration that has been proposed.”
– NS Press Release, December 4, 2015
If the required conditions are too onerous, NS and CP will not proceed with the merger. Even so, NS shareholders will already have received $32.86 in cash and will capture the Pre-Merger Operational Improvements and enormous shareholder value

CP's Offer and Management Create Substantially More Value with Lower Risk

	Upfront Cash(1)	Fair Value of Equity(1)	Total Value per Share(1)	CEO	Track Record
NORFOLK SOUTHERN *New Standalone Plan*	$0	~$90 *1 share of NS*	~$90	Squires	Unproven
CP / NORFOLK SOUTHERN *No STB Approval*	$32.86	~$92 *0.451 shares of CP-NS (CP or NS in trust)*	~$125	KC at CP HH at NS	Excellent
CP / NORFOLK SOUTHERN *STB Approval*	$32.86	~$107 *0.451 shares of integrated CPNS*	~$140	KC at CP HH at NS *then* HH + KC	Excellent

(1) Represents the cash consideration and the fair value of the equity consideration received per NS share when the trust closes in mid-2016.

10

Proper Methodology for Valuing the Proposed Transaction
Valued on an unaffected basis, this transaction is a merger between a
US$23bn market cap company, CP, and a US$24bn market cap company,
NS(1)
For each NS share, shareholders will receive 0.451 shares of a new company, CP-NS (NS shareholders will own 47% of CP-NS), and $32.86 in cash
In such a transaction, one cannot value the offer using the current share price of the acquirer’s common stock, but instead must use the expected fair value of the combined company’s common stock at closing
The expected fair value of CP-NS must reflect the impact of management change; cost, revenue, and tax synergies; the new capital structure; strategic benefits of the combination; and the anticipated multiple investors will assign to CP-NS earnings
Yesterday’s closing share price for CP does not reflect the anticipated value of CP-NS in the newly revised proposal and therefore cannot be used to value the offer
(1) Based on the 45-day VWAPs prior to November 6, 2015 of C$191.27 for CP and US$79.14 for NS.

How We Value the Transaction
Our valuation of CP-NS is based on the following assumptions, which we believe to be conservative
Base revenue growth
Consensus estimates through 2018
Revenue growth of 3% for CP and NS beyond 2018, excluding revenue synergies if merged
Base operating ratio
Consensus estimates through 2018
OR held flat at 58% for CP and 68% for NS beyond 2018, excluding operational efficiencies
Operational Efficiencies
Pre-Merger Operational Improvements of US$1,260 million phased in 17% in 2016, 42% in 2017, 67% in 2018, 92% in 2019, and 100% in 2020
Post-Merger Combination Synergies of US$495 million phased in 25% in
2018, 50% in 2019, 75% in 2020, 100% in 2021 No value included for real estate or asset monetization

How We Value the Transaction (Cont.)
Our valuation of CP-NS is based on the following assumptions, which we believe to be conservative
Taxes
Tax rate of 27.5% for CP and 36.2% for NS while in trust; combined entity post-merger expected to have tax rate below 30%
Capital expenditures
Consensus estimates through 2018, flat as a percentage of sales thereafter
Valuation
Assumes a 17.0x multiple on 2021E EPS of CAD$27 with STB approval and a 16.0x multiple on 2021E EPS of CAD$25 with no STB approval
Implies levered FCF multiples in the low 20s; P/E multiples assumed are in-line with CP/CN, which have higher FCF conversion than NS given higher margins
Implied share prices as of 12/31/20 are discounted back to mid-2016 at a 9% discount rate

Transaction Valuation
The CP offer is a substantial premium to both the unaffected share price and what is achievable under NS’s New Standalone Plan
No STB STB Approval Approval
CP-NS 2021E EPS (CAD) C$25 C$27 Forward P/E Multiple 16.0x 17.0x
Fair Value per CP-NS Share at 12/31/20 (CAD) C$399 C$464 ~55-80%
Discount Factor—4.5 Years at 9% 0.679 0.679 premium to
Fair Value per CP-NS Share in Mid-2016 (CAD) C$271 C$315 CP’s current
USD / CAD Exchange Rate 1.33 1.33 share price (C$176)(3)
Fair Value per CP-NS Share in Mid-2016 (USD) $204 $237
CP-NS Shares per NS Share 0.451 0.451
Fair Value of Equity Consideration to NS $92 $107 Plus: Cash Consideration per NS Share $33 $33 Fair Value of Total Consideration to NS $125 $140
% Premium to Unaffected (1) $79.14 58% 77%
% Premium to New Standalone Plan (2) $90 39% 55%
(1) Represents the 45-day VWAP of NS as of November 6, 2015, the last day before press reports about a potential merger with CP.
(2) Fair value per NS share if management’s New Standalone Plan is implemented as per analyst estimates.
(3) Transaction assumes each share of CP is exchanged for one share of CP-NS.

A Simplistic Way to Think About the Value of CP-NS
We estimate CP-NS 2017E EPS to be C$16.34 or US$12.29 per share, reflecting the fact that only 42% of the Pre-Merger Operational Improvements and 0% of the Post-Merger Combination Synergies will have been achieved
Our mid-2016 valuation of US$204 to US$237 for CP-NS on the previous page reflects a 16.6-19.3x multiple of CP-NS 2017E earnings
We believe this multiple range is conservative because CP-NS earnings will grow rapidly over the next several years as operational efficiencies are realized
We estimate that 2021E EPS will be C$25-27 or US$18.77-20.54 per share
CP-NS need only trade at US$128 (C$170) or 10.4x 2017E EPS for CP’s offer to be superior to NS’ New Standalone Plan
If CP’s stock does not increase in value at all from yesterday’s close of C$176, the value of CP’s offer will still be superior to the NS New
Standalone Plan

Hunter Harrison’s Track Record
Best executive in railroad industry; led operational and cultural transformation of IC, CN, and CP into best-in-class railroads
Illinois Central – 1989 to 1997
- Led transformation of IC into best performing railway in North America, nearly ~2,000 bps ahead of industry at the time
- EBIT increased 2.8x, OR improved from 80% in 1989 to industry-best 63% in 1997, despite declining price environment in industry at the time
- Sold to CN at 450% return to equity holders
Canadian National – 1998 to 2009
- Led transformation of CN into best performing railway in North America
- EBIT increased 2.6x, OR improved from 78% in 1997 to industry-best 67% in 2009 (OR as low as 62% in 2006 before recession)
- Total returns to shareholders of 425% during his tenure
Importantly, CN (and IC) have continued to thrive since Hunter’s retirement
Canadian Pacific – 2012 to Present
- EBIT increased 2.8x, OR improved from 81% in 2011 to an expected 60% in 2015
- Total returns to shareholders of 306% during his tenure(1)
(1) TSR is from closing share price of $46.22 on September 22, 2011, the day before Pershing Square’s rapid accumulation of shares began.

Jim Squires Background
JD, University of Chicago Law School, 1992
Joined NS in 1992 and served in several law positions Vice President Law in 2003 Senior Vice President Law in 2004 Senior Vice President Financial Planning in 2006 Executive Vice President Finance in 2007 Executive Vice President Administration in 2012 President in 2013 CEO of NS since June 1, 2015 (six months) Chairman of NS since October 1, 2015 (two months)
Source: Norfolk Southern company website.

Hunter’s Strategy is Not “Short-Term,
Cut-to-the-Bone”(1)
Hunter has a multi-decade track record of definitive outperformance, driven by superior operating performance and revenue growth
Total Shareholder Return Over Various Time Periods
400%
300%
4x
200% CN
6x
3x CP
100% CN
NS NS
NS
0%
HH at CN Since HH Retirement from CN HH at CP (Feb 1998 to Dec 2009) (Dec 2009 to Present) (Sept 2011 to Present)
Change in OR (bps) -1,170 +410 -780 -400 -2,110 +20 Revenue CAGR 5% 5% 10% 5% 7% -1%
(1) As described by NS CEO Jim Squires on December 4, 2015.

The Differences in Long-Term Records are Stark
CP and CN have each improved their operating ratios by ~2,000bps since
Hunter Harrison joined, while NS’ operating ratio has been flat over nearly two decades
Operating Ratio by Year
Hunter Hunter
90%
Harrison Harrison Joins CN Joins CP
85% 80% 75% 70% 65% 60%
55%
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015E
Conrail Integration CP CNR NSC
Inflated NS’ OR for several years

The Critics and the Consultants Have Been Proven Wrong Before
Shareholders heard many of the same unsubstantiated arguments during the CP proxy contest in 2012
“Curves and grades is physics, and the dismissive comments by Mr.
Harrison indicates a clear lack of research or understanding or both.”
- Fred Green, Former CP CEO, CP Analyst Day, March 27, 2012
“Pershing Square’s operating ratio targets for Canadian Pacific are unrealistic and lack credibility.”
- CP Proxy Circular, March 22, 2012
“Based on a comprehensive review, Oliver Wyman confirmed that CP’s
Multi-Year Plan 2014 target is ambitious, but achievable. And they also concluded that Pershing Square’s stated OR target is both unrealistic and unachievable by 2015.”
- John Cleghorn, Former CP Chairman, CP Analyst Day, March 27, 2012

Management’s new plan will work despite a long-term track record of underperformance
Hunter’s potential operating improvements are unachievable
- “Structural differences” prevent the achievement of comparable results
Customers will object, the network is “service-sensitive”
Hunter’s track record at IC, CN, and CP demonstrates that Hunter’s operating objectives can be achieved while enhancing customer service and improving safety, all while generating enormous shareholder value
Shareholders Have Heard These Arguments Before

Boards of Target Companies Often Underestimate the Intelligence of their Shareholders
Despite a clear and convincing alternative for shareholders, CP’s legacy
Board recommended shareholders vote against all but one of our nominees, and would not even meet Hunter Harrison
CP’s shareholders delivered a stinging rebuke
- All seven of Pershing Square’s director nominees were elected to CP’s
Board with 85% to 94% of the shareholder vote in May 2012
- None of the eight directors we did not seek to replace received a majority vote from shareholders
Hunter was installed as CEO of CP in June 2012, several weeks after the AGM
Hunter immediately began a remarkable transformation of CP, ultimately delivering results which greatly exceeded the timeframe and targets we outlined during the proxy contest, maintaining Hunter’s track record of under-promising and over-delivering

The Value Maximizing Path is Clear
Fair Value per NS Share as of mid-2016(2) Pursue the New $90/share ?
Standalone 14% premium
Plan to unaffected; 1.7% discount to 12/7/15 close
Unaffected Merge with Share Price: CP; trust
(1) No STB CP & NS CP $125/share $79.14 closes; HH
approval separate 58% premium
runs NS(3),
NS to unaffected
Creel runs
CP $140/share
STB CP & NS 77% premium
approval merge
to unaffected
In light of this stark discrepancy in value and risk, why would anyone choose the status quo rather than the CP offer?
(1) Represents the 45-day VWAP of NS as of November 6, 2015, the last day before press reports about a potential merger with CP. (2) Fair value as of when the trust closes in mid-2016.
(3) HH severs all ties with CP.
Both CP and NS have argued the following: